EXHIBIT 99.1

For Immediate Release	Date: March 21, 2019
19-11-TR

Teck Media and Investor Webcast Advisory

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) President and Chief Executive Officer, Don Lindsay and members of Teck’s senior management team will be presenting in Toronto, Canada on Wednesday, April 3, 2019 at Teck’s Investor and Analyst Day from 1:00 p.m. to 4:30 p.m. Eastern/10:00 a.m. to 1:30 p.m. Pacific time and Teck’s Annual Sustainability Performance Update will also take place from 11:00 a.m. to 12:00 p.m. Eastern/8:00 a.m. to 9:00 a.m. Pacific time.

The investor presentations will include information on company strategy, financial performance, and outlook for the company’s business units.

The conference will be live webcast through the following link at: https://event.webcasts.com/starthere.jsp?ei=1236457&tp_key=e05cb86886

Alternatively, the webcast with supporting slides will be available on Teck’s website at: www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.  Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com